Individual Care



Integra Bank Corporation

2003 Summary Annual Report

Business Description

As of March 1, 2004, Integra Bank Corporation, a $3.0 billion bank holding company with headquarters in Evansville, Indiana, operated 74 banking centers in Indiana, Illinois, Kentucky and Ohio. Integra Bank Corporation common stock is traded on The Nasdaq Stock Market® under the symbol: IBNK. Integra Bank Corporation offers 24-hour banking convenience from a network of 135 ATMs and its online banking service, Bank Anytime, which includes telephone and internet banking and bill paying. Visit Integra Bank online at **www.integrabank.com**.

On the Cover (from left)

Greg Porter, Ralph Just, Karen Pelker, Jose Manning, Kathryn Just, Scott Audas, David Kohmescher, Belinda Wright, Wendell Burkhart, Steve Nance, Rick Rideout, Jeff Gates, Carol Braden-Clarke, Jeff Kincaid and Pam Porter


We listened and understood her vision.



Belinda Wright of Integra Bank believes that to be a good financial partner you must understand the customer's vision – understand their goals. Pam and Greg Porter's vision for a business start-up was not a typical business endeavor. But Belinda listened, understood, and believed in the Porters. She was right there for them with equipment loans, business advice, acquisition structuring – plus their personal checking and home loan. With help from Integra, Porter's Parking Area Maintenance has acquired four of their competitors and is a thriving business serving three states and over 250 business customers. That's individual care.

Belinda Wright
Banking Center Manager



We had the same passion about his business as he did.



ick Rideout never planned to turn his hobby into a career– it just happened. His imagination and invention won him the Hobby Industry of merica "Product of the Year" award, which encouraged him to develop more products. From working at his kitchen table, to his garage, to a eparate manufacturing facility, Rick has never lost sight of what he loves to do – the passion to invent. And when Rick met Jeff Gates of Integra, he ound a person with the same passion to help him with his business. From restructuring his old loans, to arranging financing to buy equipment for ew lines of business, Jeff continues to invent new ways to help Rick and his company, Rix Products, grow. That's individual care.

ff Gates
ll Business Officer




We showed the care to understand his business.
David Kohmesch
Evansville, India



egra Private Banker Jeff Kincaid brought a wealth of knowledge and financial services with him the first time he sat down with David ohmescher. David needed a complete financial provider to assist him so he could focus on his job as CEO of Women's Health Care, P.C. Ready with complete range of banking services, Jeff helped David set-up their business checking, commercial loans and lock-box service, followed by erchant processing and online banking. As in the medical world, a good banking relationship is like a good doctor-patient relationship – it's ased on understanding, communication and trust. That's individual care.

ff Kincaid





We delivered the service he needed to keep things moving.

Ralph Jus



alph and Kathryn Just built their business on service, and they expected nothing less from Karen Pelker of Integra Bank. As the Interstate Batteries distributorship for Southern Illinois, Ralph covers a territory of 30 counties with more than 1,000 business customers and has no time for slow service. Their truck fleet and battery stock is absolutely essential, so Karen was ready with vehicle and inventory financing. As a small business with arge ambitions, Interstate Battery Systems of Southern Illinois got a quick start with the help of Integra Bank. That's individual care.

aren Pelker



We contributed to make our communities better.

Braden-Clark



ank's responsibilities extend past its customers to many others who need help in our communities. As Executive Director of the United Way of outhwestern Indiana, Carol Braden-Clarke manages the collection and processing of over $5 million in contributions annually. Carol has worked ith Wendell Burkhart of Integra Bank to manage Integra's 2003 United Way campaign. Integra employees gave at a record level contributing 62% over goal, up 16.2% over 2002, and had 86.4% employee participation. Southwestern Indiana is now the lead agency for United Way in diana, and Integra Bank and its employees helped make it so by doing their fair share – and more. That's individual care.

ee community section on inside back cover)

endell Burkhart



I care

(Dollars in thousands, except per share data)	2003	2002	Change
Operating Data			
Interest income	$ 143,115	$ 164,631	-13%
Interest expense	70,873	90,786	-22
Net interest income	72,242	73,845	-2
Provision for loan losses	4,945	3,143	57
Non-interest income	32,793	36,281	-10
Non-interest expense	82,267	82,877	-1
Net income	17,765	20,328	-13
Per Share Data			
Net income			
Basic	$ 1.03	$ 1.18	-13%
Diluted	1.03	1.18	-13
Cash dividends declared	0.94	0.94	0
Net book value	13.46	13.45	0
Significant Ratios			
Return on average assets	0.60%	0.70%	
Return on average equity	7.56	8.83	
Average shareholders' equity to average assets	7.97	7.92	
Efficiency ratio	74.36	71.28	
Net interest margin	2.87	2.96	
Credit Quality Ratios			
Allowance for loan losses to loans, net of unearned income	1.50%	1.53%	
Net charge-offs to average loans	0.25	0.15	
Average Balances			
Total assets	$2,949,016	$2,906,846	1%
Interest-earning assets (1)	2,683,925	2,651,842	1
Securities, at amortized cost	1,000,195	969,062	3
Loans, net of unearned income	1,670,938	1,596,462	5
Deposits	1,824,138	1,820,930	0
Interest-bearing liabilities	2,480,605	2,446,184	1
Shareholders' equity	234,948	230,298	2
At Year End			
Total assets	$2,958,294	$2,857,738	4%
Interest-earning assets	2,715,574	2,602,673	4
Securities	1,006,986	982,263	3
Loans, net of unearned income	1,699,688	1,606,155	6
Deposits	1,812,630	1,781,948	2
Interest-bearing liabilities	2,485,323	2,318,869	7
Shareholders' equity	232,992	232,600	0
Other Data			
Number of shareholders	2,526	2,625	-99
Number of full-time equivalent employees	886	915	-29
Number of offices	72	74	-2
Trust assets under management	$ 394,650	$ 330,789	19%

(1) Includes securities available for sale at amortized cost.



We're in the business of creating, building and maintaining relationships.

Attract customers. Understand and deliver on their financial needs. Help them achieve their goals, their dreams. Earn their respect. Build their loyalty. One at a time. As individuals.

Do this, and we grow. It's that simple.

Integra Bank Corporation grew in 2003. We grew our critical customer relationships, and we grew our business. We made steady progress against the continuing backdrop of a difficult economic environment marked by uncertainty and historically low interest rates.

We grew. Many of our financial performance measures strengthened throughout the year and our future showed more clarity. And with it all, the investment community began to recognize the value inherent in our franchise, in our region, in the ability of our associates to execute our plan. As a result, you, our shareholders, benefited from the increasing valuation afforded our franchise, demonstrated by a 29.8% total rate of return on Integra stock during the year.

Our job is far from over. In fact, we're still referred to as a "turnaround story" by many, though I believe the signs are clear that we have engineered the turnaround and are laying down some significant milestones on our growth journey.

The first evidence of this is our overall 2003 financial performance. We demonstrated solid progress across the board – in loans and deposits, in market share, in credit quality, and in margin improvement. We captured, and we continue to capture, market share thanks to the dedicated efforts of our associates.

Net income improved each quarter. In fact, by the fourth quarter of this year, earnings per share rose by 22% compared with the fourth quarter of 2002. Net interest margin improved 7 basis points to 2.90%. While the NIM improvement was small, it compares with many in the industry that experienced net interest margin contraction on the order of 20 or more basis points during the same period.

And despite the difficult economic environment, Integra's credit quality improved significantly during the year. Non-performing assets declined $4.9 million, or 18%, from the previous year, and net charge-offs were 25 basis points for all of 2003 – a strong showing relative to other banks operating in our markets.

Dedication to our customers, and their positive response, is clearly evident in loan and deposit growth. We grew average loans and valuable core deposits in 2003. For example, loans and valuable core deposits grew at a respectable 5.4% and 6.2%, respectively from the fourth quarter of 2002 to the same quarter of 2003. Consumer loans increased a strong 14.9%, while commercial loans were relatively flat over the same time horizon. Again, several other banks operating in our markets experienced commercial loan declines due to the slow economy.

This growth is happening throughout our markets, and our home base, Evansville, is particularly strong. We are capturing market share in Evansville. According to Federal Reserve data comparing June 30, 2003 to June 30, 2002, our Evansville deposits grew $87 million, or 24.5%, while our deposit market share grew to 14.2% from 12.0%.

We set and achieved three key milestones during the year. First, we wanted to improve earnings in each quarter through continued sales and service initiatives. We ended the year with a 22% improvement in per share net income from where we started the year. Second, we sought to continue building the improvements in our credit risk management culture, and we ended the year with an 18% decrease in non-performing loans, with net charge-offs at just 25 basis points. Third, we set out in 2003 to stabilize our net interest margin and we ended the year with a net interest margin 7 basis points higher – while many in the banking industry saw their average margins decline.

While we achieved these milestones in 2003, we have many more ahead of us. First, we plan to continue growing our market share in loans, low-cost deposits, and adding new customers while maintaining stable credit quality. Second, we will continue to develop and implement strategies to manage our interest rate risk profile and strengthen our balance sheet. Third, we plan to accelerate our initiatives to transform into a more balanced mix of markets and loans. One of our objectives is to reach an approximately equal balance between banking centers located in community markets and banking centers located in metropolitan markets over the next three to four years. We currently have approximately 75% of our banking centers located in community markets. As you know, we initiated plans in 2003 to build four new banking centers in metropolitan markets, and we sold a banking center in Owingsville, Kentucky.

As we transform our bank into a more balanced mix of markets, we will continue to implement and improve our "market model" philosophy. This puts decision making, sales and service in the markets, at the point of customer interaction. Who better knows our customers than the people in the field who are servicing them, creating lasting relationships with them. At the same time, we will also insist on financial accountability, market-by-market, department-by-department. Each department will have their own income statement and balance sheet. This "market model" philosophy will also have incentives built in for performance, market-by-market, department-by-department.

Our campaign to grow loans through service and sales incentives produced strong results in 2003. We will continue this in 2004, and on the preceding pages of this annual report, you have seen how we are translating this campaign into services, products – and behavior – that our customers value. We call it our "I Care" service initiative. Simply put, it translates to serving our customers as individuals – one at a time.

As we move forward in 2004, and as corporate America continues its struggle to lead with integrity, our management is committed to continue taking meaningful steps to govern properly, to continue sharing information in a forthright and transparent manner, and to continue to have in place the necessary skill sets on our board of directors to ensure we all manage this company in accordance with a strong code of ethics and clearly articulated governing principles.

In closing, I want to emphasize the importance of the people who have made Integra what it is today, and more importantly, who hold in their hands the promise of what we can be tomorrow. We will continue to focus on people development, particularly through sizeable investment in training. Our people are the ones who create the customer relationships that drive our success. I am looking forward to another year of accomplishments in 2004.

Thank you for your support of Integra.

Sincerely,

Michael T. Vea

Michael T. Vea
Chairman, President and CEO
Integra Bank Corporation

Stock Profile

Integra Bank Corporation common stock is traded and quoted on the The Nasdaq Stock Market® under the symbol IBNK. As of December 31, 2003, the Corporation was owned by 2,526 shareholders of record not including nominee holders which would increase the total. At year end, 17,310,782 shares were outstanding.

Dividend Reinvestment

Shareholders may purchase additional shares of common stock through the Dividend Reinvestment Plan. Contact our transfer agent for details or to request a prospectus and/or enrollment forms. Forty-nine percent of the shareholder base participates in the Dividend Reinvestment Plan, and 71,694 shares were purchased through the Plan in 2003. Integra Bank Corporation also offers an ACH automated deposit of dividends paid.

Transfer/Dividend Distributing Agent

The Integra Bank Trust Department is both the stock transfer agent and dividend paying agent for Integra Bank Corporation. The department can be contacted by calling (812) 464-9668 or by writing: Integra Bank, Trust Department, 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868.

Active Market Participants

The following companies make a market in IBNK stock:

GSCO	Goldman, Sachs & Co.	MSCO	Morgan Stanley & Co., Inc.
HOWE	Howe Barnes Investments, Inc.	NATY	NatCity Investments Inc.
HDLY	J.J.B. Hilliard, W.L. Lyons	SDLR	Sandler O'Neil & Partners
KBWI	Keefe, Bruyette & Woods, Inc.	SCHB	Schwab Capital Markets
NITE	Knight Equity Markets, L.P.	STFL	Stifel Nicolaus & Co.
MCBD	McConnell Budd & Downes	SUSQ	Susquehanna Capitol Group
MLCO	Merrill Lynch, Pierce, Fenner		

Several ECN's that are not registered market makers also supply liquidity to our stock.

Price Range of Common Stock and Dividends

The table below sets forth the cash dividends paid per share and information regarding the market prices per share of common stock for IBNK for the periods indicated. The price ranges are based on actual high and low bid transactions as reported on The Nasdaq Stock Market®.

Price Range of Common Stock and Dividends Declared by Quarter

Dollars per Share	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2003				
High	$19.77	$18.30	$20.42	$23.00
Low	15.50	16.12	16.95	19.21
Dividends Declared	0.235	0.235	0.235	0.235
2002				
High	$22.50	$23.55	$22.88	$18.30
Low	18.25	18.80	18.00	15.00
Dividends Declared	0.235	0.235	0.235	0.235

Investment Data

December 31, 2003	
52 Week Range (per share)	$15.50 - $23.00
Closing Stock Price (per share)	$22.00
Common Shares Outstanding	17,310,782
Shares Sold During the Year	4,861,421
Cash Dividend (per share)	$0.94
Dividend to Average Price (%)	5.05%

Overview

This past year marked the beginning of some and the continuation of other positive financial trends at Integra. Some of these include:

- Successive quarterly improvement in our net income;
- Positive trends in our net interest margin for the first time in several years;
- Steady growth in key balance sheet items and an improved interest rate risk profile;
- Improved fee generation opportunities led by our mortgage sales, value-added service fees and annuity sales;
- Solid credit portfolio performance throughout the year;
- A renewed focus on expense management.

Net income in 2003 was $17.8 million, representing $1.03 earnings per share on a fully diluted basis. Net income grew at a 22.7% rate when measured from the fourth quarter of 2002 to the fourth quarter of 2003.

Our net interest margin improved by 7 basis points over the same time period. This is in contrast to many in the industry that experienced declines in their margin of 20 basis points or more. Annualized returns on average assets and equity for 2003 were 0.60% and 7.56%, respectively.

Balance Sheet

Overall loan balance growth averaged 4.7% in 2003. Average loans grew $86 million or 5.4% when comparing the fourth quarter of 2003 with the same quarter in 2002. Most of the growth was concentrated in the consumer and mortgage, with the average balances of consumer loans growing by 14.5% and mortgage loans by 7.6%. This was achieved against a backdrop of limited economic growth opportunities for most of 2003.

On the deposit side, Integra's sales efforts were focused on growing demand deposit, money market and savings account balances ("valuable core deposits"). Valuable core deposit average balances grew $37 million, or 4.0% during 2003 with stronger growth trends observed in the second half of the year, indicating momentum in our deposit gathering activities. Valuable core deposits grew $58 million, or 6.2%, in 2003 when comparing the average balance of the fourth quarter of 2002 with the fourth quarter of 2003.

Evansville, Indiana (Vanderburgh County) is Integra's largest market. It also is our fastest growing market. Integra's deposits in Vanderburgh County grew $87 million, or 24.5%, and our deposit market share grew from 12% to over 14% as reported by Federal Reserve data from June 30, 2002 to June 30, 2003. For comparison, Integra's market share was approximately 9% according to the same source on June 30, 2000.

During 2003, Integra executed several transactions that contributed to stabilizing net interest income against interest rate swings and improving the overall level of net interest income. First, Integra reduced its asset sensitivity and interest expense by redeeming at par all $34.5 million outstanding 8.25% fixed-rate trust preferred securities. New trust preferred securities were issued on a floating rate basis of 3-month LIBOR plus 310 basis points. Second, the investment portfolio was restructured to greatly reduce its concentration of high premium, long duration fixed rate passthrough mortgage backed securities. Proceeds were primarily redeployed in shorter duration, low premium or discount collateralized mortgage obligations (CMOs) and hybrid adjustable rate mortgages (ARM) passthrough securities. Integra also terminated $15 million in long-term FHLB borrowings with a coupon of 6.0% in advance of their scheduled maturity.

Net Interest Income

Net interest income (NII) on a tax equivalent basis (TE) was $77.0 million in 2003. Net interest income trends were favorable through 2003 as NII grew in 3 of the 4 quarters in 2003, and was unchanged in the other quarter. Compared to the fourth quarter of 2002, net interest income (TE) grew 7.1%, or $1.3 million. The net interest margin (TE) improved by 7 basis points, from 2.83% to 2.90% over that same time period, despite lower interest rates for much of 2003. The improvement resulted from balance sheet growth, more disciplined pricing, and a more balanced interest rate risk posture.

Non-Interest Income

Integra's underlying non-interest trends remained strong in 2003. Though non-interest income was $32.8 million in 2003 compared with $36.5 million in 2002 this resulted primarily from a $6.0 million decrease in securities gains from $9.1 million in 2002 to $3.1 million in 2003, partially offset by a $1.0 million gain from the sale of a banking center. The remaining components of non-interest income totaled approximately $28.7 million in 2003 or a $1.5 million improvement over 2002. This represented 27.1% of net federal-tax-equivalent revenues in 2003 compared to 25.7% in 2002 and 22.4% in 2001. The majority of the improvement was attributable to mortgage-related revenue, higher value-added service revenue, annuity sales, and insurance commissions.

Service charges on deposit accounts increased $0.5 million, or 4.4%, to $11.6 million in 2003. Growth in these fees resulted from higher activity fees, and improved efforts to collect a greater percentage of assessed fees. Income from trust services for 2003 was $2.0 million, a decrease of 0.3%, compared to 2002. Total trust assets under management increased $64 million, or 19%, from $331 million in 2002 to $395 million in 2003 primarily due to the overall increase in values of the financial assets during the past year. Other service charges and fees increased $1.5 million from $7.3 million in 2002 to $8.8 million in 2003. Higher volume related activity charges, including mortgage loan origination, debit and credit card-related fees and brokerage sales resulted in the increased revenues.

Non-Interest Expense

Integra's non-interest expense trends remained in line in 2003. Non-interest expense totaled $82.9 million and was $0.6 million lower in 2003 than the prior year. As part of this, Integra recognized $1.3 million in expense related to calling its $34.5 million trust preferred securities in June 2003. No similar expense was incurred in 2002. Expense related to Integra's investments in Low Income Housing Projects (LIHP) increased by $1.9 million, from $0.7 million in 2002 to $2.6 million in 2003

Summary of Changes in Diluted Earnings Per Share

	2003	2002	2001
Earnings per share for prior year	**$1.18**	$0.42	$1.77
Net interest income	**(0.09)**	(0.48)	(0.57)
Provision for loan losses	**(0.10)**	1.62	(1.57)
Net securities gains	**(0.35)**	0.05	0.39
Other non-interest income	**0.15**	0.13	0.37
Other non-interest expenses	**0.03**	(0.27)	(0.86)
Income taxes (benefit)	**0.21**	(0.31)	0.90
Cumulative effect of accounting change, net tax	-	0.02	(0.01)
Diluted earnings per share	**$1.03**	$1.18	$0.42

(note there is an offset in federal income tax credits received as part of these investments that more than offsets the additional expense). Finally, expense incurred from the Company's loan sale project totaled $2.7 million in 2002 while there was no comparable expense incurred in 2003.

The remaining components of non-interest expense totaled $77.2 million in 2003 compared with $73.6 million in 2002, a 4.9% increase. Personnel-related expenses were $3.5 million higher in 2003 than 2002, making up most of the increase. Of the increase in personnel-related expenses, performance-based incentives and higher benefits costs (primarily health care costs) made up approximately 70% of the increase. Overall, salary expenses were $30.9 million in 2003 compared with $29.8 million in 2002, a 3.5% increase. Part of the salary expense increase in 2003 is attributable to insourcing Integra's internal audit and loan review functions.

Credit Quality

Integra's credit quality trends remained solid throughout the year. Non-performing assets fell by $4.9 million to $22.3 million and the ratio of non-performing loans to total loans fell by 31 basis points to 1.08%. Net charge-offs for 2003 were 25 basis points, in line with management's expectations for the year. The ratio of allowance for loan losses to total loans was 150 basis points at year-end 2003. The provision for loan losses was $4.9 million in 2003, compared to $3.1 million in 2002. The allowance for loan losses to non-performing loans improved by December 31, 2003 to 138.9% compared to 110.1% at year-end 2002.

Summary

Integra made great strides in 2003 in developing the financial management capabilities commensurate with the organization it strives to be. Integra accomplished its objectives around balance sheet growth, net income and net interest income improvement. The net interest margin trends were improving. Integra is capturing market share in its home market. Integra's liquidity and balance sheet are stronger. Integra's credit trends are solid, despite the continuing economic challenges occurring in much of Integra's footprint. Though the absolute level of earnings and financial performance is below our long-term objectives, 2003 marked a year of financial progress at Integra.


(income in millions)
35
30
25
20
15
$ 10
1999
2000
2001
2002
2003


1.75
1.50
1.25
1.00
0.75
0.50%
1999
2000
2001
2002
2003

(Dollars in thousands, except per share data)	**2003**	2002	2001	2000	1999
Summary of Operations					
Interest income	$ 143,115	$ 164,631	$ 216,339	$ 196,681	$ 164,374
Interest expense	70,873	90,786	134,259	104,825	74,557
Net interest income	72,242	73,845	82,080	91,856	89,817
Provision for loan losses	4,945	3,143	31,077	4,138	12,497
Net interest income after provision for loan losses	67,297	70,702	51,003	87,718	77,320
Non-interest income	32,793	36,281	33,202	20,131	13,523
Non-interest expense	82,267	82,877	78,303	63,438	60,290
Income before income taxes	17,823	24,106	5,902	44,411	30,553
Income tax expense (benefit)	58	3,778	(1,629)	13,920	7,909
Cumulative effect of accounting change, net of tax	-	-	(273)	-	-
Net income	$ 17,765	$ 20,328	$ 7,258	$ 30,491	$ 22,644
Per Share Data					
Net income					
Basic	$ 1.03	$ 1.18	$ 0.42	$ 1.77	$ 1.28
Diluted	1.03	1.18	0.42	1.77	1.27
Cash dividends declared	0.94	0.94	0.94	0.87	0.78
Net book value	13.46	13.45	12.79	12.94	12.73
Average Balances					
Total assets	$ 2,949,016	$ 2,906,846	$ 3,266,322	$ 2,511,947	$ 2,154,168
Interest-earning assets (1)	2,683,925	2,651,842	3,033,886	2,353,493	2,002,862
Securities, at amortized cost	1,000,195	969,062	956,338	643,779	341,815
Loans, net of unearned income	1,670,938	1,596,462	1,747,882	1,674,864	1,636,924
Deposits	1,824,138	1,820,930	2,086,330	1,699,569	1,669,609
Interest-bearing liabilities	2,480,605	2,446,184	2,808,705	2,076,250	1,687,444
Shareholders' equity	234,948	230,298	241,252	227,573	228,740

(1) Includes securities available for sale at amortized cost.



(balances in millions)
375
355
335
315
295
$ 275
1st Qtr. 2002
2nd Qtr. 2002
3rd Qtr. 2002
4th Qtr. 2002
1st Qtr. 2003
2nd Qtr. 2003
3rd Qtr. 2003
4th Qtr. 2003



(balances in millions)
450
430
410
390
370
$ 350
1st Qtr. 2002
2nd Qtr. 2002
3rd Qtr. 2002
4th Qtr. 2002
1st Qtr. 2003
2nd Qtr. 2003
3rd Qtr. 2003
4th Qtr. 2003

(Dollars in thousands)	**2003**	2002	2001	2000	1999
At Year End					
Total assets	$2,958,294	$2,857,738	$3,035,890	$3,068,818	$2,203,477
Interest-earning assets	2,715,574	2,602,673	2,771,691	2,851,113	2,033,940
Securities	1,006,986	982,263	1,010,470	997,494	332,359
Loans, net of unearned income	1,699,688	1,606,155	1,599,732	1,687,330	1,694,004
Allowance for loan losses	25,403	24,632	23,868	25,264	25,155
Deposits	1,812,630	1,781,948	1,928,412	1,871,036	1,694,661
Interest-bearing liabilities	2,485,323	2,318,869	2,568,945	2,630,549	1,749,739
Shareholders' equity	232,992	232,600	221,097	205,517	223,088
Significant Ratios					
Return on average assets	0.60%	0.70%	0.22%	1.21%	1.05%
Return on average equity	7.56	8.83	3.01	13.40	9.90
Average shareholders' equity to average assets	7.97	7.92	7.39	9.06	10.62
Efficiency ratio	74.36	71.28	65.35	50.76	50.50
Net interest margin	2.87	2.96	2.85	4.14	4.79
Credit Quality Ratios					
Allowance for loan losses to year-end loans, net of unearned income	1.50%	1.53%	1.49%	1.50%	1.48%
Net charge-offs to average loans, net of unearned income	0.25	0.15	2.08	0.31	0.35

(balances in millions)



1000
980
960
940
920
$ 900
1st Qtr. 2002
2nd Qtr. 2002
3rd Qtr. 2002
4th Qtr. 2002
1st Qtr. 2003
2nd Qtr. 2003
3rd Qtr. 2003
4th Qtr. 2003



15,000
12,000
9,000
6,000
3,000
0
1st Qtr. 2002
2nd Qtr. 2002
3rd Qtr. 2002
4th Qtr. 2002
1st Qtr. 2003
2nd Qtr. 2003
3rd Qtr. 2003
4th Qtr. 2003

Quarterly Income Statement 2003

(Dollars in thousands, except per share data)	December 31	September 30	June 30	March 31
Interest income	$ 35,269	$ 35,506	$ 36,011	$ 36,329
Interest expense	16,421	17,093	18,520	18,839
Net interest income	18,848	18,413	17,491	17,490
Provision for loan losses	1,000	1,110	1,600	1,235
Non-interest income	7,794	8,582	8,887	7,530
Non-interest expense	19,828	21,090	20,978	20,371
Income before income taxes	5,814	4,795	3,800	3,414
Income taxes (benefit)	945	141	(513)	(515)
NET INCOME	$ 4,869	$ 4,654	$ 4,313	$ 3,929
Earnings per share:				
Basic	$ 0.28	$ 0.27	$ 0.25	$ 0.23
Diluted	0.28	0.27	0.25	0.23
Average shares:				
Basic	17,287	17,286	17,286	17,273
Diluted	17,310	17,303	17,287	17,274

Quarterly Income Statement 2002

(Dollars in thousands, except per share data)	December 31	September 30	June 30	March 31
Interest income	$ 38,082	$ 39,681	$ 43,147	$ 43,721
Interest expense	20,636	22,165	23,266	24,719
Net interest income	17,446	17,516	19,881	19,002
Provision for loan losses	1,383	930	180	650
Non-interest income	9,863	13,107	6,650	6,661
Non-interest expense	21,572	23,942	18,644	18,719
Income before income taxes	4,354	5,751	7,707	6,294
Income taxes	385	836	1,570	987
NET INCOME	$ 3,969	$ 4,915	$ 6,137	$ 5,307
Earnings per share:				
Basic	$ 0.23	$ 0.28	$ 0.36	$ 0.31
Diluted	0.23	0.28	0.36	0.31
Average shares:				
Basic	17,281	17,281	17,275	17,269
Diluted	17,281	17,295	17,298	17,275

To the Board of Directors and Shareholders of Integra Bank Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Integra Bank Corporation (the "Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003 (not presented herein) appearing in Item 8 of the Company's Annual Form 10-K filed with the Securities and Exchange Commission; and in our report dated January 26, 2004, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Columbus, Ohio
January 26, 2004

For the year ended December 31, (Dollars in thousands, except per share data)	**2003**	2002	2001
Interest Income			
Interest and fees on loans:			
Taxable	$ 99,951	$ 110,042	$ 142,718
Tax-exempt	877	1,257	1,656
Interest and dividends on securities:			
Taxable	33,084	40,152	47,670
Tax-exempt	8,692	10,291	10,427
Interest on loans held for sale	451	1,717	323
Interest on federal funds sold and other short-term investments	60	1,172	13,545
Total interest income	143,115	164,631	216,339
Interest Expense			
Interest on deposits	29,995	44,404	81,432
Interest on short-term borrowings	2,613	2,043	6,381
Interest on long-term borrowings	38,265	44,339	46,446
Total interest expense	70,873	90,786	134,259
Net Interest Income	72,242	73,845	82,080
Provision for loan losses	4,945	3,143	31,077
Net interest income after provision for loan losses	67,297	70,702	51,003
Non-Interest Income			
Service charges on deposit accounts	11,628	11,135	9,301
Trust income	2,035	2,041	2,273
Other service charges and fees	8,830	7,338	5,672
Securities gains	3,052	9,098	8,212
Other	7,248	6,669	7,744
Total non-interest income	32,793	36,281	33,202
Non-Interest Expense			
Salaries and employee benefits	42,347	38,825	38,215
Occupancy	5,909	5,586	4,994
Equipment	4,361	4,474	5,049
Amortization of intangible assets	1,619	1,622	5,299
Debt prepayment fees	1,243	5,938	-
Loans held for sale expense	1	2,677	-
Other	26,787	23,755	24,746
Total non-interest expense	82,267	82,877	78,303
Income before income taxes and cumulative effect of accounting change	17,823	24,106	5,902
Income taxes (benefit)	58	3,778	(1,629)
Income before cumulative effect of accounting change	17,765	20,328	7,531
Cumulative effect of accounting change, net of tax	-	-	(273)
NET INCOME	$ 17,765	$ 20,328	$ 7,258
Earnings per share:			
Basic: Income before cumulative effort of accounting change	$1.03	$1.18	$0.43
Cumulative effect of accounting change, net of tax	-	-	(0.01)
Net Income	$1.03	$1.18	$0.42
Diluted: Income before cumulative effort of accounting change	$1.03	$1.18	$0.43
Cumulative effect of accounting change, net of tax	-	-	(0.01)
Net Income	$1.03	$1.18	$0.42
Weighted average shares outstanding:			
Basic	17,285	17,276	17,200
Diluted	17,300	17,283	17,221

December 31, (Dollars in thousands, except share data)	2003	2002
Assets		
Cash and due from banks	$ 66,285	$ 70,045
Federal funds sold and other short-term investments	8,658	488
Total cash and cash equivalents	74,943	70,533
Loans held for sale (at lower of cost or market)	242	13,767
Securities available for sale	1,006,986	982,263
Loans, net of unearned income	1,699,688	1,606,155
Less: Allowance for loan losses	(25,403)	(24,632)
Net loans	1,674,285	1,581,523
Premises and equipment	54,563	53,537
Goodwill	44,839	44,159
Other intangible assets	10,309	11,928
Other assets	92,127	100,028
TOTAL ASSETS	$ 2,958,294	$ 2,857,738
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 219,983	$ 213,405
Interest-bearing checking, savings and time	1,592,647	1,568,543
Total deposits	1,812,630	1,781,948
Short-term borrowings	253,978	90,975
Long-term borrowings	638,698	606,851
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	-	52,500
Other liabilities	19,996	92,864
Total liabilities	2,725,302	2,625,138
Shareholders' Equity		
Preferred stock, 1,000,000 shares authorized		
Common stock, $1.00 stated value		
Shares authorized: 29,000,000		
Shares outstanding: 17,310,782 and 17,291,368, respectively	17,311	17,291
Additional paid-in capital	125,789	125,467
Retained earnings	83,510	82,011
Unvested restricted stock	(292)	(147)
Accumulated other comprehensive income	6,674	7,978
Total shareholders' equity	232,992	232,600
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,958,294	$ 2,857,738

Corporate Headquarters
Integra Bank Corporation
21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868 - Telephone (812) 464-9800

Forward-Looking Statements
Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the words "may," "will," "should," "would," "anticipate," "estimate," "expect," "plan," "believe," "intend," and similar expressions identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following without limitation: general, regional and local economic conditions and their effect on interest rates, the Company and its customers; credit risks and risks from concentrations (geographic and by industry) within the loan portfolio; changes in regulations on accounting policies affecting financial institutions; the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; technological changes; acquisitions and integration of acquired business; the failure of assumptions underlying the establishment of resources for loan losses and estimations of values of collateral and various financial assets and liabilities; the outcome of efforts to manage interest rate or liquidity risk; competition; and acts of war or terrorism. The Company undertakes no obligation to release revisions to these forward-looking statements or to reflect events or conditions occurring after the date of this report.

Annual Meeting
The Annual Meeting of the Shareholders of Integra Bank Corporation will be held in Ballroom B,C,D of The Centre located at 715 Locust Street in Evansville, Indiana, on Wednesday, April 21, 2004, at 9:30 a.m., CDT.

Form 10-K
Copies of Integra Bank Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to: Charles A. Caswell, Executive Vice President and Chief Financial Officer, Integra Bank Corporation, P.O. Box 868, Evansville, Indiana 47705-0868.

Independent Accountants
PricewaterhouseCoopers LLP
Columbus, Ohio

Equal Opportunity Employer
Integra Bank Corporation (FIN # 35-1632155) is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotion, transfers and all other personnel policies are free from all discriminatory practices.

Additional Information
Analysts, investors and others interested in obtaining financial data are asked to contact Charles A. Caswell, Executive Vice President and Chief Financial Officer, at (812) 461-5952.

Customers
For assistance with Integra Bank products and services, call 1-800-467-1928 or visit the Integra Bank web site at www.integrabank.com.

News Media
News media representatives seeking information should visit our News Release area of the Integra Bank web site for current and archived releases. Additional questions can be directed to Greg Pence, Senior Vice President and Director of Marketing, at (812) 464-9753.


Banking Centers
Commercial Lending Offices

Integra Bank continued its banking center expansion efforts during 2003 and early 2004.

In the second-half of 2003, Integra was under construction on two full-service banking facilities in Bowling Green and Georgetown, Kentucky.

On January 20, 2004, Integra opened its fourth banking center in the growing Bowling Green market. This new facility on the city's southwest corridor gives Integra growth opportunity in an area with strong retail and residential growth.

One week later, on January 26, 2004, Integra opened its first banking center in Georgetown, a growing community outside of Lexington. Home to Toyota's Georgetown Plant, this community is seeing residential and retail growth due to increases in the manufacturing workforce.

In 2003, our non-branch distribution channels saw major growth. The number of Bank Anytime online bill pay users increased 120%, the number of debit card holders increased 31%, and Integra added a net six new ATMs for a total of 135 ATMs in its network.

The commercial line of business opened three offices in the second-half of 2003. These offices reside in the metropolitan areas of Cincinnati, Cleveland and Louisville. They opened in July, August and October, respectively.

As of March 1, 2004, Integra Bank served our 56 communities with 74 full-service banking centers and 135 ATMs throughout Indiana, Illinois, Kentucky and Ohio. In addition, Integra has 3 Commercial Lending offices.

Banking Centers

Indiana

Arthur	1	Huntingburg	2	Paoli	1
Bedford	1	Milan	1	Petersburg	1
Chrisney	1	Mitchell	1	Princeton	1
Dale	1	Mt. Vernon	1	Rockport	1
Evansville	10	Newburgh	1	Versailles	1
Fort Branch	1	Odon	1	Vincennes	1
Hatfield	1	Osgood	1	Washington	1

Illinois

Bridgeport	1	Shawneetown	1
Brookport	1	Vienna	1
Carmi	1	Wayne City	1
Elizabethtown	1		
Golconda	1		
Grayville	1		
Mt. Vernon	2		

Kentucky

Bowling Green	4	Hardinsburg	1	Mt. Olivet	1
Cadiz	2	Lawrenceburg	2	Poole	1
Clay	1	Leitchfield	1	Princeton	1
Crittenden	1	Lexington	2	Providence	1
Dawson Springs	1	Madisonville	2	Sebree	1
Dry Ridge	1	Mayfield	1	Sturgis	1
Franklin	1	Maysville	1	Warsaw	1
Georgetown	1	Morganfield	1		

Ohio

Aberdeen	1
Ripley	1

Commercial Lending Offices

Cleveland, Ohio	1
Covington, Kentucky (metro Cincinnati area)	1
Louisville, Kentucky	1

Integra Bank Corporation and Integra Bank N.A.
Board of Directors

Sandra Clark Berry
Private Investor and Registered Nurse

Dr. H. Ray Hoops
President, University of Southern Indiana

George D. Martin
Member, R. R. Dawson Bridge Co., LLC
President, R. R. Dawson Realty, Inc.

Thomas W. Miller
President and Attorney, Miller, Griffin & Marks, P.S.C.

Ronald G. Reherman
Private Investor
Retired Chairman, President and Chief Executive Officer, SIGCORP, Inc.;
Retired Chairman, Southern Indiana Gas and Electric Company

Richard M. Stivers
Senior Vice President and Chief Financial Officer, Deaconess Health System, Inc.

Robert W. Swan
Senior Partner, Kemper CPA Group LLP

Robert D. Vance
Private Investor
Retired Interim Chairman of the Board, National City Bancshares, Inc.;
Retired Interim Chief Executive Officer, National City Bancshares, Inc.

Michael T. Vea
Chairman, President and Chief Executive Officer, Integra Bank N.A.;
Chairman, President and Chief Executive Officer, Integra Bank Corporation

William E. Vieth
Private Investor
Retired Chairman of the Board, Integra Bank N.A.

Daniel T. Wolfe
Vice President, Chief Operating Officer and General Manager, Wolfe's Terre Haute Auto Auction;
President, Chief Operating Officer and General Manager, Wolfe's South Bend Auto Auction;
Vice President, Wolfe's Evansville Auto Auction;
President, El Lobo Inc.

Integra in the Community

We have always believed that if you build a stronger community, you build a stronger bank. That is why Integra Bank Corporation and its nearly 1,000 employees give back to our communities with assistance of both time and money. As stewards, we take pride in helping strengthen our community. Our focus on charitable assistance includes the Arts/Community Development, Education and Economic Development. This also includes our corporate and employee support of the United Way.

As employees and shareholders of Integra Bank Corporation, you should be proud of our history of philanthropy. Your continued support of Integra allows us to give back to our communities.

Corporate Contributions



Community
Education
$115,004
$22,116
Economic Development

United Way Giving



2001
2002
2003

United Way Participation



2001
2002
2003

Integra Bank Corporation

tegra Bank Corporation

S.E. Third Street

O. Box 868

ansville, Indiana 47705-0868

) 464-9800

egrabank.com